Exhibit 12

BGF Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended December 31,
	2004		2003	2002	2001	2000
			(as restated)
Earnings:
Pretax income (loss) (a)	$1,897		$(3,436)	$(129,012)	$(4,946)	$13,932
Add:
Fixed charges	12,430		14,097	14,239	14,504	14,405
Capitalized interest	—		—	—	(227)	—

	$14,327		$10,661	$(114,773)	$9,331	$28,337

Fixed Charges:
Interest expense(b)	$12,025		$13,812	$13,926	$13,972	$14,168
Capitalized interest	—		—	—	227	—
Portion of rents representative of interest factor(c)	405		285	313	305	237

	$12,430		$14,097	$14,239	$14,504	$14,405

Ratio of earnings to fixed charges	1.2	x	—	—	—	2.0	x

(a)	Income (loss) before taxes and extraordinary loss.
(b)	Includes amortization of debt issuance costs and original issue discount and excludes capitalized interest.
(c)	One-third of rental expense.